UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE CURRENT STATUS OF RESTORATION FOLLOWING THE TOHOKU - PACIFIC OCEAN EARTHQUAKE

On March 23, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the current status of restoration following the Tohoku - Pacific Ocean Earthquake that occurred on March 11, 2011. Attached is an English translation of the announcement filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 23, 2011

March 23, 2011

Nippon Telegraph and Telephone Corporation

Current Status of Restoration Following the Tohoku - Pacific Ocean Earthquake

As a result of NTT Group’s full-scale, round-the-clock recovery efforts, NTT group companies have been steadily restoring services centered in the Tohoku region that were disrupted by the March 11, 2011 Tohoku – Pacific Ocean Earthquake in Japan. The efforts have included establishment of Disaster Countermeasures Office in accordance with disaster prevention operation plans based on the Basic Act on Disaster Control Measures. The current status of restoration for major services is as follows.

Please see the NTT group companies’ corporate websites from the URL shown below, for updated information. (Information on the corporate websites are available in Japanese only)

http://www.ntt.co.jp/topics_e/20110316/index.html#news

1. Group overview

(1)	Nippon Telegraph and Telephone East Corporation (“NTT East”)

<Current status of communication facilities>

The earthquake and tsunamis disrupted commercial power supply and caused equipment failure in approximately 1,000 exchange offices. NTT East responded by deploying emergency batteries, emergency power generators and mobile power-supply vehicles to supply power. However, some exchange offices remained inoperable, resulting in the disruption of a total of approximately 1,470 thousand circuits in telephone subscriber lines, ISDN and FLET’S Hikari (FTTH) services as of 6:00 a.m., March 13 (JST). NTT East, with the help of other NTT group companies and construction companies, comprised some 5,000 people in total, to make an all-out effort to restore these services. By 1:00 p.m., March 23 (JST), approximately 90 percent of the exchange offices have been restored along with the recovery of commercial power supply, leaving 93 exchange offices and approximately 155 thousand circuits waiting to be restored.

Unit: circuits
Service	As of 1:00 p.m., March 23	As of 6:00 a.m., March 13
Telephone subscriber lines	115,900	879,500
ISDN	10,200	118,600
FLET’S Hikari	28,800	475,400

Total	154,900	1,473,500

Note:	Figures exclude failures due to disruptions between customer and NTT East exchange offices.

The 93 exchange offices yet to be restored include those with physical damage, flooding or disruption of connection to backbone transmission lines in areas severely impacted by the earthquake and/or tsunamis, and those located in the off-limits area surrounding the malfunctioning nuclear power plant. For these reasons, the recovery of most of these exchange offices is expected to require a significant amount of time.

<Free public phone service>

To provide people affected by the earthquake and its aftermath with communication means, NTT East has installed 2,076 special public telephones in 615 locations available for use free of charge (as of noon, March 23 (JST)). Also, existing public telephones in the six prefectures located within the Tohoku region (Aomori, Iwate, Miyagi, Akita, Yamagata and Fukushima) as well as in Ibaraki Prefecture may be used free of charge.

<Disaster Emergency Message Dial>

Since the earthquake, NTT East has been providing safety confirmation services “Disaster Emergency Message Dial 171” and “Disaster Emergency Broadband Message Board (Web 171)” to be used by those affected by the earthquake. As of 1:00 p.m. on March 23 (JST), “Disaster Emergency Message Dial 171” has been accessed approximately 3,093,400 times cumulatively and “Disaster Emergency Broadband Message Board (Web 171)” approximately 236,400 times cumulatively.

(2)	NTT DOCOMO, INC. (“DOCOMO”)

<Communication facilities>

Following the earthquake and tsunami, mobile services had been disrupted at approximately 6,720 base stations as of 5:00 p.m. on March 12 (JST). Recovery efforts have reduced the figure to approximately 840 as of 1:00 p.m. on March 23 (JST).

Unit: base stations
Region	As of 1:00 p.m., March 23	As of 5:00 p.m., March 12
Tohoku	820	4,900
Kanto-Koshinetsu	17	1,820

Total	840	6,720

Note:	Actual amounts are shown for figures equal to or less than 20. Figures more than 20 have been rounded to the nearest ten.

<Assistance in areas without mobile phone reception>

As of 1:00 p.m. on March 23 (JST), DOCOMO has been taking the following measures to provide telecommunication access.

•	Rental of satellite mobile phones (830 handsets)

•	Rental of mobile phones (1,184 handsets)

•	Deployment of mobile base station vehicles (30 vehicles)

•	Deployment of mobile power-supply vehicles (30 vehicles)

•	Deployment of mobile power generators (400 generators)

•	Installation of free mobile-phone charging stations (100 locations)

<Disaster Message Board service>

Immediately after the earthquake, DOCOMO started providing “Disaster Message Board” service. The service had been accessed approximately 3,661,400 times cumulatively as of 12:00 a.m. on March 23 (JST).

(3)	NTT Communications Corporation (“NTT Com”)

<Telecommunication services>

Some services were experiencing disruptions following the earthquake and/or tsunami, but have been recovered as follows, as of 5.00 p.m., March 22 (JST).

	Unit: circuits
Service	As of 5:00 p.m., March 22	As of 8:30 p.m., March 12
IP-VPN, e-VLAN, etc.	2,300	15,000

Submarine cables connecting Japan with the United States and other parts of Asia have been partially damaged, but NTT Com has been using other backup cable routes to maintain uninterrupted services to avoid any major impact on its overseas communication services. As for NTT Com’s data centers, no damages were confirmed.

2. Future forecasts

The damage and impact of this earthquake on NTT’s consolidated business results is currently unknown. We will make a separate announcement if we expect a material impact on our consolidated business results.

For further inquiries, please contact:
Takayuki Kimura or Yusuke Koizumi
Investor Relations Office
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax: +81-3-5205-5589